SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

(408) 654-7400

July 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Boston Private Financial Holding, Inc.’s Registration Statement on Form S-3 (File No. 333-238328)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SVB Financial Group (“SVB”), as successor by merger to Boston Private Financial Holdings, Inc. (“Boston Private”), respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of Boston Private’s Registration Statement on Form S-3 (File No. 333-238328), together with all the exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2020 (the “Registration Statement”).

On January 4, 2021, Boston Private entered into an Agreement and Plan of Merger with SVB Financial Group (“SVB”), pursuant to which, on July 1, 2021, Boston Private merged with and into SVB, with SVB continuing as the surviving corporation (the “Merger”). In connection with the Merger, SVB, as successor to Boston Private, determined that it is in its best interest to withdraw the Registration Statement at this time.

SVB, as successor to Boston Private, confirms that no securities have been sold pursuant to the Registration Statement.

SVB also respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act of 1933, as amended, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to SVB’s account to be offset against the filing fee for any future registration statement or registration statements.

Should you have any questions regarding this request for withdrawal, please contact Jared M. Fishman of Sullivan & Cromwell LLP by telephone at (212) 558-1689 or email at fishmanj@sullcrom.com.

Very truly yours,

SVB FINANCIAL GROUP, as successor by merger to Boston Private Financial Holdings, Inc.

By:	/s/ Daniel J. Beck
Daniel J. Beck
Chief Financial Officer

cc:	H. Rodgin Cohen
Jared M. Fishman
(Sullivan & Cromwell LLP)